FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 6, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 6, 2008 and incorporated by reference herein is the Registrant’s immediate report dated May 6, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: May 6, 2008

BLUEPHOENIX SOLUTIONS AND CAPITA LIFE & PENSION
SERVICES SIGN PARTNERSHIP AGREEMENT TO MODERNISE
LEGACY IT SYSTEMS

—	Agreement Provides Capita with Modernised IT Systems to Reduce Costs and Increase ROI for Their Customers

—	Working with Capita Significantly Strengthens BluePhoenix's Presence and Reach in the UK Market

HERZLIYA, ISRAEL, May 6, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced the signing of a partnership agreement with Capita Life & Pension Services, a division of Capita Group [CPI.L], one of the UK’s leading provider of integrated professional support service solutions.

Capita Life & Pensions Services is a clear leader in the outsourced life and pensions market where they support a growing number of life assurance companies and consolidators. Under the partnership agreement, BluePhoenix will provide legacy modernisation tools and services to one of Capita’s key contracts in support of their business transformation program. Specifically, BluePhoenix will provide Capita with tools, services and support for modernising mainframe systems, applications and databases such as IDMS, to more modern platforms and technology including .NET and SQL Server.

“BluePhoenix is very excited to work with Capita Life & Pension Services, the leader in the UK life and pensions outsourcing market,” said Arik Kilman, CEO of BluePhoenix. “We will use our extensive experience in modernisation and in re-hosting applications and databases to provide comprehensive and proven solutions to meet the requirements of Capita’s customers.”

“Capita is delighted to be entering this partnership with BluePhoenix, with whom we have already starting working to modernise legacy systems at one of our largest life and pensions customers,” Mark Dally, Managing Director of Capita Life & Pensions Resolution Contract. “We believe the agreement will help us to provide high quality services more efficiently.”

About Capita Life & Pensions Services
Capita Life & Pensions Services is a UK focused life and pensions outsource service provider offering a full service solution for both open and closed books of business to clients including Lincoln Financial Group, The Children’s Mutual, Zurich Financial Services, Resolution, Cooperative Financial Services and Prudential UK. Capita Life & Pensions Services. www.capita-lps.co.uk is a division of The Capita Group Plc and is the UK’s leading provider of integrated professional support service solutions. The Group’s service capabilities encompass business process outsourcing, (BPO), customer services, administration and support, human resources, ICT, property consultancy, finance & treasury and consultancy delivered to both public sector and private organizations. With 30,000 employees at more than 250 offices across the UK, Channel Islands, Ireland and India, Capita is quoted on the London Stock Exchange (CPI.L), and is a constituent of the FTSE100 with revenues for 2006 of £1,739 million.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

BluePhoenix Contact	Capita Life&Pensions Services Contact
Colleen Pence	Jenny Green
+1210-408-0212, ext. 600	+44(0)7766 397614
cpence@bphx.com	Jenny.Green@capita.co.uk

Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com